UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Subject Company (issuer))

LIVE NATION ENTERTAINMENT, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

538034109

(CUSIP Number of Class of Securities)

Copies to:

Michael G. Rowles, Esq. Executive Vice President, General Counsel and Secretary Live Nation Entertainment, Inc. 9348 Civic Center Drive Beverly Hills, California 90210 (310) 867-7000	James P. Beaubien, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 (213) 485-1234

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company is Live Nation Entertainment, Inc., a Delaware corporation (“Live Nation”). Live Nation’s principal executive offices are located at 9348 Civic Center Drive, Beverly Hills, California 90210, and its telephone number at that address is (310) 867-7000.

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is Live Nation’s common stock, par value $0.01 per share (“Live Nation Common Stock”).

As of February 9, 2010, there were 171,679,202 shares of Live Nation Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by Live Nation. Live Nation’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer by LMC Events, LLC, a Delaware limited liability company (“Purchaser”) and wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation (“Liberty Media,” and together with certain of its affiliates, “Liberty”), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2010, to purchase up to 34,200,000 shares of Live Nation Common Stock at a purchase price of $12.00 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated February 1, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”). As set forth in the Schedule TO, the principal executive offices of each of Purchaser and Liberty are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and the telephone number at such address is (720) 875-5400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

In connection with the spin-off of Ticketmaster Entertainment, Inc., a Delaware corporation (“Ticketmaster”), from its former parent company, IAC/InterActiveCorp, a Delaware corporation (“IAC”), on August 20, 2008, Liberty received 16,643,957 shares of Ticketmaster common stock, par value $0.01 per share (“Ticketmaster Common Stock”), which, as of January 25, 2010, represented approximately 29% of the outstanding shares of Ticketmaster Common Stock. In connection with the spin-off of Ticketmaster from IAC, Liberty, IAC and, for limited purposes, Barry Diller, the then-chairman of the board of directors of Ticketmaster and current chairman of the board of directors of Live Nation (the “Board”), entered into a Spinco Agreement, which was thereafter assumed in part by Ticketmaster (as assumed by Ticketmaster, the “Ticketmaster Spinco Agreement”).

In connection with the execution of the merger agreement (the “Merger Agreement”) between Ticketmaster and Live Nation on February 10, 2009, Liberty entered into a voting agreement (the “Liberty Voting Agreement”) with Live Nation and a stockholder agreement (the “Liberty Stockholder Agreement”) with Live Nation and Ticketmaster.

On January 25, 2010, Live Nation and Ticketmaster completed a merger whereby Ticketmaster merged with and into a wholly owned subsidiary of Live Nation (the “Merger”). Pursuant to the terms of the Merger, each share of Ticketmaster Common Stock outstanding as of the effective time of the Merger was converted into the right to receive 1.4743728 shares of Live Nation Common Stock, and consequently, Liberty acquired 24,539,397 shares of Live Nation Common Stock in the Merger. Also, pursuant to the Liberty Stockholder Agreement, on January 25, 2010, Liberty and Live Nation entered into a registration rights agreement (the “Liberty Registration Rights Agreement”) in connection with the completion of the Merger.

The following is a brief description of the material aspects of each of the Liberty Stockholder Agreement, Liberty Voting Agreement and Liberty Registration Rights Agreement; a more comprehensive description of each can be found on pages 145-148 of Amendment No. 5 to Live Nation’s Form S-4, filed with the SEC on November 6, 2009 and incorporated herein by reference:

Liberty Voting Agreement

The Liberty Voting Agreement provided, among other things, that Liberty would, subject to certain exceptions, vote the shares of Ticketmaster Common Stock beneficially owned by Liberty in favor of the adoption by Ticketmaster of the Merger Agreement and the approval of the Merger at the annual meeting of stockholders. The Liberty Voting Agreement terminated in accordance with its terms upon the completion of the Merger.

Liberty Stockholder Agreement

Representation of Liberty on the Live Nation Board of Directors After the Merger. The Liberty Stockholder Agreement provides that, effective upon the closing of the Merger, Liberty has the right to nominate up to two directors to serve on the Board so long as it continues to meet certain beneficial ownership thresholds of Live Nation Common Stock. At least one of Liberty’s nominees serving on the Board must qualify as “independent” under applicable stock exchange rules. In accordance with the Liberty Stockholder Agreement and the Merger Agreement, Messrs. John Malone, the Chairman of the board of directors of Liberty, and Mark Carleton, a Senior Vice President of Liberty, were appointed to serve on the Board upon the completion of the Merger, as Class III and Class I directors, respectively. Mr. Carleton was also appointed to serve on the Compensation Committee of the Board.

Share Acquisition Restrictions and Governance Matters. Pursuant to the Liberty Stockholder Agreement, Liberty has agreed to not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of Live Nation) beneficial ownership of any equity securities of Live Nation unless after giving effect to such acquisition, Liberty’s voting power of Live Nation would not exceed a specified percentage (the “Applicable Percentage”). The Applicable Percentage currently is 35%, but is subject to downward adjustment for certain future dispositions of Live Nation Common Stock by Liberty.

Live Nation Rights Plan. Live Nation has in place a stockholder rights plan (the “Rights Plan”) which generally provides for the triggering of dilutive provisions if a stockholder acquires more than 15% of the Live Nation Common Stock. In connection with the Liberty Stockholder Agreement, however, on February 25, 2009, Live Nation amended the Rights Plan to permit Liberty and its affiliates to acquire voting equity securities of Live Nation up to the Applicable Percentage without triggering the distribution of rights under such plan.

Termination of Ticketmaster Spinco Agreement. Pursuant to the Liberty Stockholder Agreement, the Ticketmaster Spinco Agreement ceased to be of any force and effect with respect to Ticketmaster Common Stock or Live Nation Common Stock upon the completion of the Merger.

Liberty Registration Rights Agreement

Pursuant to the Liberty Stockholder Agreement, Live Nation and Liberty entered into the Liberty Registration Rights Agreement on January 25, 2010. Pursuant to the Liberty Registration Rights Agreement, Liberty will be entitled to three demand registration rights (and unlimited piggyback registration rights) with respect to Liberty’s shares of Live Nation Common Stock, provided that any such demand involves Live Nation Common Stock with an aggregate offering price of at least $75 million on the date of such demand. In addition, Liberty will be permitted to exercise its registration rights in connection with certain hedging transactions that it may enter into in respect of its shares of Live Nation Common Stock.

Item 4.	The Solicitation or Recommendation

According to the Offer to Purchase, as of January 25, 2010, Liberty beneficially owned 24,539,397 shares of Live Nation Common Stock, or approximately 14.6% of the outstanding shares.

On January 26, 2010, Liberty issued a press release announcing its intention to commence a partial tender offer to purchase up to 34,500,000 shares of Live Nation Common Stock (later reduced by the Offer to Purchase to up to 34,200,000 shares) at a price of $12.00 per share, which would result in Liberty being the beneficial owner of approximately 34.9% of the outstanding shares of Live Nation Common Stock.

Liberty’s January 26, 2010 press release is set forth below:

LIBERTY MEDIA CORPORATION ANNOUNCES INTENTION TO COMMENCE PARTIAL TENDER OFFER FOR SHARES OF LIVE NATION COMMON STOCK

ENGLEWOOD, Colorado, January 26, 2010—Liberty Media Corporation (“Liberty”) today announced its intention to commence a partial tender offer to purchase up to 34,500,000 shares of the common stock (NYSE: LYV) of Live Nation Entertainment, Inc. (“Live Nation”) (including the associated share purchase rights), at a cash purchase price of $12 per share. Liberty, through its subsidiaries, currently owns approximately 14.6% of the outstanding shares of Live Nation common stock based on publicly available stock information. Liberty acquired its Live Nation shares in exchange for its Ticketmaster Entertainment holdings in the Ticketmaster-Live Nation merger that closed yesterday.

The offer price represents approximately a 14.2% premium over the closing sale price on January 25, 2010 of $10.51. If the tender offer is fully subscribed and completed, Liberty would own approximately 34.9% of the outstanding shares of Live Nation common stock. Liberty is a party to a stockholder agreement with Live Nation that permits Liberty to acquire up to 35% of the outstanding shares of Live Nation.

Liberty’s purchase of Live Nation common stock in the tender offer will be for investment purposes. Liberty will attribute any shares it purchases in the tender offer to its Liberty Capital group. The Live Nation shares currently owned by Liberty are attributed to its Liberty Interactive group.

The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to Live Nation stockholders when Liberty commences its tender offer, which is expected to occur within five business days. The tender offer will be subject to customary conditions, including receipt of any required governmental approvals. The tender offer will not be subject to a financing condition.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Live Nation. As soon as Liberty commences the tender offer, it will file a tender offer statement, including an offer to purchase, with the U.S. Securities and Exchange Commission. Liberty will cause copies of the offer documents to be mailed to Live Nation’s stockholders. Live Nation stockholders should read the tender offer documents carefully when they are available because they will contain important information that shareholders should consider before deciding whether to tender their shares. Once filed, the tender offer statement and other filed documents will be available for free at the SEC’s web site (www.sec.gov). Copies of these documents will also be available for free from the information agent identified in the offer to purchase after they are filed with the SEC.

About Liberty Media Corporation

Liberty owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. Those interests are attributed to three tracking stock groups: (1) the Liberty Interactive group (NASDAQ: LINTA, LINTB), which includes Liberty’s interests in QVC, Provide Commerce, Backcountry.com, BUYSEASONS, Bodybuilding.com, IAC/InterActiveCorp, and Expedia, (2) the Liberty Starz group (NASDAQ: LSTZA, LSTZB), which includes Liberty’s interests in Starz Entertainment and ViaSat, Inc., and (3) the Liberty

Capital group (NASDAQ: LCAPA, LCAPB), which includes all businesses, assets and liabilities not attributed to the Interactive group or the Starz group including its subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc., and TruePosition, Inc., Liberty’s interest in SIRIUS XM Radio, Inc., and minority equity investments in Time Warner Inc., Time Warner Cable and Sprint Nextel Corporation.

Contact:

Courtnee Ulrich

Liberty Media Corporation

(720) 875-5420

# # #

On January 27, 2010, the Board issued a press release (1) noting Liberty’s announcement of a tender offer and its anticipated terms and (2) stating its intention to evaluate any offer with its financial and legal advisors and to advise Live Nation stockholders as to its position regarding such offer, as well as its reasons for that position, once such offer officially has been commenced.

Between January 27, 2010 and February 1, 2010 Live Nation’s management consulted with its legal and financial advisors regarding the terms of the proposed tender offer described in Liberty’s January 26, 2010 press release and various matters related thereto.

On February 1, 2010, the Purchaser commenced the Offer with the publication of a newspaper advertisement and the filing of the Schedule TO with the SEC.

Later in the day on February 1, 2010, after the Purchaser had filed its Schedule TO with the SEC, the Board met with management and its legal advisors to deliberate and review and consider the Offer with the intention of evaluating its relative merits and formulating a recommendation to Live Nation stockholders regarding the Offer. Neither Mr. Malone nor Mr. Carleton participated in this Board meeting. At the meeting, the Board reviewed and considered the terms and conditions of the Offer as disclosed in the Offer to Purchase, including: the proposed timeline for the Offer; the percentage of the shares of Live Nation Common Stock sought to be acquired by Liberty in the Offer; the fact that Liberty had indicated its intent to hold the shares for investment purposes; the terms of the Liberty Stockholder Agreement and the Rights Plan; the potential proration mechanism of the Offer in the event of oversubscription; and the circumstances under which the Offer could be extended or other terms and conditions of the Offer could be changed. Management also reviewed with the Board recent Live Nation Common Stock price performance and trading activity, the impact of the Offer Price and the Offer on the market price of Live Nation Common Stock and certain factors influencing the current market price of Live Nation Common Stock. Management then reviewed with the Board its assessment of the Offer. During the course of these deliberations, the Board’s considerations included, but were not limited to, the factors set forth below. The Board then considered Live Nation’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.

The Board determined by unanimous vote of all directors present that Live Nation would express no opinion and would be neutral with respect to the Offer. Accordingly, Live Nation has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether Live Nation’s stockholders should participate in the Offer. Live Nation urges each stockholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to Live Nation’s prospects and outlook, the matters considered by the Board, as noted below, and any other factors that the stockholder deems relevant to its investment decision. Stockholders are specifically urged to take note of the fact that neither Live Nation nor Ticketmaster has released earnings since the completion of the Merger, and the 2009 earnings for both companies are expected to be released by Live Nation on or about February 25, 2010. Live Nation urges each stockholder to familiarize itself with the contents of the Live Nation 2009 earnings release before making any decision regarding the Offer.

The Board considered a variety of factors in determining not to express an opinion and instead to remain neutral with respect to the Offer, including the reasons set forth below:

(1) Liberty has stated that its intention is to acquire the shares of Live Nation Common Stock to be acquired pursuant to the Offer (approximately 20.3% of the outstanding shares of Live Nation Common Stock) for investment purposes;

(2) the terms of the Liberty Stockholder Agreement preclude Liberty from acquiring more than 35% of the total voting power of Live Nation’s equity securities;

(3) the Rights Plan permits Liberty’s acquisition of beneficial ownership of up to 35% of Live Nation’s equity securities, but provides for the triggering of dilutive provisions should Liberty exceed this specified percentage (which is subject to downward adjustment upon the occurrence of certain specified events);

(4) although Liberty would, upon successful completion of the Offer, beneficially own a relatively significant percentage of the outstanding shares of Live Nation Common Stock (approximately 34.9% after giving effect to the percentage of shares Liberty beneficially owns according to the Offer to Purchase), this level of beneficial ownership by Liberty, combined with its intent to hold Live Nation’s shares for investment purposes and the restrictions imposed by the Liberty Stockholder Agreement and the Rights Plan, is not expected to interfere with Live Nation’s ability to pursue its strategic business objectives and, in fact, is explicitly authorized by the Liberty Stockholder Agreement and the Rights Plan;

(5) notwithstanding the foregoing, the successful completion of the Offer may provide Liberty with substantial control over Live Nation that might be associated with such resulting higher levels of beneficial ownership;

(6) holders of shares of Live Nation Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares, including any potential future earnings growth of Live Nation and any subsequent increase in the market value of Live Nation Common Stock;

(7) based on the per share closing price of $10.51 of Live Nation Common Stock on the New York Stock Exchange on January 25, 2010, the last trading day before the announcement of Liberty’s intention to make the Offer, the implied premium reflected in the Offer Price was 14.2%;

(8) Live Nation and Ticketmaster only recently completed the Merger on January 25, 2010;

(9) the trading history of Live Nation Common Stock since the completion of the Merger is extremely limited and it is difficult to accurately predict the trading range of Live Nation Common Stock;

(10) the fact that Liberty announced its Offer Price prior to market open on the morning after the Merger was completed, which means that shares of Live Nation Common Stock never traded as a combined company prior to the announcement of the Offer and that the trading prices of shares of Live Nation Common Stock after the Merger may have been impacted positively or negatively by the Offer;

(11) although neither Live Nation nor Ticketmaster has released earnings since the completion of the Merger, the 2009 earnings for both companies are expected to be released on or about February 25, 2010 and in any event prior to the expiration of the Offer; and

(12) although Live Nation expects to file its annual report on Form 10-K for 2009 in late February 2010, Ticketmaster may not file its annual report on Form 10-K for 2009 until mid-March 2010.

The description above is not exhaustive but summarizes the material factors considered by the Board. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the Board is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the Board would take with respect to any effort by Liberty or any other person to take any actions to further increase its holdings in Live Nation, or to seek by any means to exercise control of, or a controlling influence with respect to, Live Nation.

To Live Nation’s knowledge after reasonable inquiry, neither Live Nation nor any of Live Nation’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Live Nation Common Stock held of record or beneficially by them in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither Live Nation nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Live Nation with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

In connection with the Merger, on January 25, 2010, Live Nation issued 84,612,350 shares of Live Nation Common Stock to Ticketmaster stockholders, representing approximately 50.01% of the voting power of the combined company, and all Ticketmaster stock options, restricted stock units and other equity awards to acquire Ticketmaster Common Stock outstanding immediately prior to the Merger were converted into stock options, restricted stock units and other equity awards to acquire shares of Live Nation Common Stock.

Other than the issuance of shares of Live Nation Common Stock to former holders of Ticketmaster Common Stock and the conversion of Ticketmaster stock options, restricted stock units and other equity awards outstanding immediately prior to the Merger into stock options, restricted stock units and other equity awards to acquire shares of Live Nation Common Stock pursuant to the Merger Agreement, no transactions in Live Nation Common Stock have been effected during the past 60 days by Live Nation or any of its subsidiaries or, to the best of Live Nation’s knowledge, by any executive officer, director or affiliate of Live Nation, except as set forth on Annex A hereto.

Item 7.	Purposes of the Transaction and Plans or Proposals

Live Nation is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Live Nation’s securities by Live Nation, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Live Nation or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Live Nation or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Live Nation.

There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

The Board and management of Live Nation remain committed to enhancing value for all of Live Nation’s stockholders and will continue to communicate with stockholders regarding these matters.

Item 8.	Additional Information

Forward-Looking Statements

Certain statements in this Schedule may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Live Nation wishes to caution its stockholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Live Nation refers its stockholders to the documents that Live Nation files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, the Form S-4 declared effective on November 6, 2009 and the Annual Report on Form 10-K which Live Nation expects to file with the SEC on or about February 25, 2010, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in Live Nation’s projections or forward-looking statements. Live Nation stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule. All subsequent written and oral forward-looking statements by or concerning Live Nation are expressly qualified in their entirety by the cautionary statements above. Live Nation does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Additional Information and Where It Can Be Found

Live Nation files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, Live Nation stockholders may obtain free copies of the documents filed with the SEC by contacting Live Nation’s Investor Relations Department at (310) 867-7000 or by accessing Live Nation’s investor relations website at http://www.livenation.com/investors.

Item 9.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)	Not Applicable.

(e)(1)	Excerpt of pages 145 through 148 from Amendment No. 5 to Live Nation, Inc.’s Form S-4 filed with the SEC on November 6, 2009.

(g)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIVE NATION ENTERTAINMENT, INC.

By:	/S/ MICHAEL RAPINO
Name:	Michael Rapino
Title:	President & Chief Executive Officer

Dated: February 12, 2010

ANNEX A

Recent Transactions by the Company and Directors, Executive Officers,

Affiliates and Subsidiaries of the Company

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/Strike Price	Transaction Type
Michael Rapino	11/13/09	Acquisition	5,000	$7.79 (weighted average)	Multiple open market trades of Live Nation Common Stock
Alan Brian Ridgeway	12/22/09	Disposition	2,063	$8.58	Shares of Live Nation Common Stock withheld for tax purposes upon vesting of a restricted stock grant
Live Nation, Inc.	12/31/09	Acquisition	13,554	$16.26	Repurchase of shares of Live Nation Common Stock in settlement of working capital adjustment obligations from prior transaction
Michael Rapino	12/31/09	Disposition	27,338	$8.51	Shares of Live Nation Common Stock withheld for tax purposes upon vesting of a restricted stock grant
Ariel Emanuel	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
Robert Ted Enloe, III	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
Jeffrey T. Hinson	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
Mark S. Shapiro	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
Randall Thomas Mays	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
James S. Kahan	1/15/10	Acquisition	13,997	$0.00	Restricted stock award of Live Nation Common Stock
Michael Rapino	1/25/10	Disposition	158,802	$10.51	Shares of Live Nation Common Stock withheld for tax purposes upon vesting of restricted stock grants
Michael Rowles	1/25/10	Disposition	13,173	$10.51	Shares of Live Nation Common Stock withheld for tax purposes upon vesting of restricted stock grants
Elizabeth Kathleen Willard	1/25/10	Disposition	10,995	$10.51	Shares of Live Nation Common Stock withheld for tax purposes upon vesting of restricted stock grants
Michael Rapino	1/26/10	Acquisition	350,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Michael Rapino	1/26/10	Acquisition	150,000	$0.00	Restricted Stock Award of Live Nation Common Stock

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/Strike Price	Transaction Type
Michael Rowles	1/26/10	Acquisition	300,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Elizabeth Kathleen Willard	1/26/10	Acquisition	300,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Nathan Hubbard	1/26/10	Acquisition	300,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Jason Garner	1/26/10	Acquisition	200,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Alan Brian Ridgeway	1/26/10	Acquisition	200,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Brian Capo	1/26/10	Acquisition	15,000	$0.00	Restricted Stock Award of Live Nation Common Stock
Randall Thomas Mays	1/26/10	Acquisition	20,000	$0.00	Restricted Stock Award of Live Nation Common Stock